

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 19, 2007

Arnaldo F. Galassi
Chief Financial Officer
VendingData Corporation
1120 Town Center Drive, Suite 260
Las Vegas, Nevada 89144

> **RE: VendingData Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-25855**

Dear Mr. Galassi:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Liquidity and Capital Resources, page 23</u>

<u>Contractual Cash Obligations and Off Balance Sheet Arrangements, page 25</u>

2. Please revise your table of contractual cash obligations to include estimated interest payments on your debt as a separate line item. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accountant, page 29</u>

3. Given that your auditor audited only 28% of your consolidated revenues, please tell us how your auditor determined that it was appropriate to serve as the principal auditor. See AU Section 543 of the AICPA Professional Standards.

<u>Statements of Operations, page 32</u>

4. On your statement of operations, you show gross revenues less gross sales returns and allowances. Sales returns and allowances should be netted against each revenue line item. You may then disclose the amounts of sales returns and allowances as part of the title for each line item or in a footnote. Please revise your statements of operations, and your similar presentations and disclosures throughout your filing as appropriate to present only net revenue amounts. See paragraph 7 of SFAS 48.

5. Please revise the title of each revenue line item to be more descriptive of what type of revenue is included in that line item. For example, what type of revenue is included in the sales line item? Is it sales of gaming products?

6. Please separately present the costs of sales related to each type of revenue on the face of your statement of operations.

7. Please tell us and disclose where depreciation/amortization of rental equipment is currently included in your statement of operations. If it is not included in cost of sales, please also tell us why not and disclose the amount for each period presented in a footnote.

Statements of Cash Flows, page 34

8. Please tell us why deferred financing costs are shown as an operating activity in fiscal 2005. Refer to EITF 95-13.

9. Please tell us and disclose where sales of rental equipment are shown in your statements of cash flows.

10. For rental equipment converted to a purchase with payment terms of twenty to forty-eight months, please tell us how this transaction is shown in the statement of cash flows initially and as payments are made in the following years pursuant to these payment terms.

Note 1. Description of Business and Significant Accounting Policies, page 35

11. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
      • in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
      • in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative.

12. On page 13 of your Form 10-KSB, you indicate that distributors get a volume price discount. Please disclose your accounting policy for volume price discounts within your financial statements. Please also disclose how this discount is shown in your statements of operations. If your volume price discount is not a reduction of revenues, please tell us why not. See Issue 6 of EITF 01-09.

Revenue Recognition, page 35

13. You indicate that you recognize revenue on bill and hold transactions when the product is completed and is ready to be shipped and the risk of loss is transferred to the customer. Please tell us and disclose how you determine that the risk of loss is transferred to the customer when the product has not been shipped. Please disclose your accounting policy for recognizing revenue when delivery has not occurred. Please also disclose the nature and quantity of goods as well as the dollar amounts of revenues recorded in each period related to transactions in a bill

and hold status as of each balance sheet date. Also disclose when these items are expected to be sent to the customer. If there are delays, disclose this. Once they are sent, disclose when.

Note 6. Property and Equipment, page 40

14. Please disclose your accounting policy for tooling costs and the related amortization within your significant accounting policy footnote.

Note 7. Intangible Assets

15. Please provide the disclosures required by paragraphs 44 through 45 of SFAS 142 as it relates to your intangible assets and goodwill as applicable.

Note 9. Convertible Debt With Warrants and Capital Leases Payable, page 41

16. We note that on May 2, 2006, you closed on an $18 million financing transaction with four investment funds. Please provide the following:
    - Tell us how you accounted for the issuance of the 8% senior secure promissory notes including your accounting for the detachable, recallable warrants.
    - In September 2006, the detachable warrants were reduced to $2.6 million shares at $2.00 per share. Please tell us how you accounted for the modification of these detachable warrants.
    - During the quarter ended June 30, 2006, you exercised your equity put rights in the aggregate of $2.5 million. However, you issued put notes instead of shares. Your put notes were convertible into shares at the put conversion price. Please tell us how you accounted for these convertible put notes with fixed percentage conversion terms. It appears that you may have a beneficial conversion feature as a result of the fixed percentage conversion terms. Please also tell us what consideration you gave to EITF 98-5 and EITF 00-27. Refer also to Case 1(c) of EITF 98-5. Please also revise your disclosure to better explain your accounting for these put notes.
    - Please cite the accounting literature used to support your conclusions regarding the accounting for all components of your $18 million financing transaction.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

2. Segments, page 4

17. You indicate that your non-gaming segment consists of the Dolphin medical and automotive sectors. Please demonstrate how you determined it is appropriate to aggregate them under the non-gaming segment. Please tell us how you

determined that both Dolphin automotive and Dolphin medical have similar economic characteristics and meet each of the other five criteria in paragraph 17 of SFAS 131 for aggregation. In doing so, please also address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis including but not limited to historical financials, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis.

5. Sale and issuance of stock and warrants, page 6

18. Please disclose how you accounted for the registration rights related to your sale of common stock and warrants. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable.

19. We note that you issued warrants to purchase 16,000,000 shares as an incentive to meet certain sales targets. Please disclose the terms of the warrants including the vesting period, if applicable. Please also tell us how you determined that it was appropriate to amortize the value of the warrants at a rate of 8% of gross revenue generated by the distributor.

20. You indicate that the warrants issued to your distributor will be amortized as commission expense. Please tell us how you determined that it is appropriate to amortize these warrants as commission expense instead of as a reduction of revenues. See EITF 01-09.

FORM 8-K FILED ON JUNE 13, 2007

21. Please ensure that your interim financials address how you account for your security purchase and product participation agreement with Elixir Group Limited. Ensure you address the accounting for all warrants or options issued in conjunction with these agreements. Please also tell us whether you have enough authorized shares to satisfy all warrants and options issuable in conjunction with these agreements. Your disclosures should also address how you accounted for these agreements and the significant terms of the agreements. Please cite the accounting literature used to support your conclusions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief